Exhibit 99.1

NEWS RELEASE

Penn West Exploration Confirms Filing

of its 2012 Year End Disclosure Documents

Calgary, March 14, 2013 (TSX - PWT; NYSE - PWE) Penn West Petroleum Ltd. (“Penn West”) announces that it has filed with Canadian securities regulatory authorities its 2012 disclosure documents. Included in the Canadian filings were Penn West’s audited consolidated financial statements, related Management’s Discussion and Analysis, and its Annual Information Form for the year ended December 31, 2012. Penn West is also filing with the U.S. Securities and Exchange Commission its Annual Report on Form 40-F which includes the Canadian filings and other information.

Copies of these documents may be obtained electronically via www.sedar.com or through Penn West’s website at www.pennwest.com. Copies of the Form 40-F will be made available shortly on www.sec.gov/edgar.shtml. Hard copies of Penn West’s audited Consolidated Financial Statements and related MD&A are also available upon request, free of charge, by contacting our Investor Relations group or by requesting them through our website.

Penn West common shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION	Investor Relations:
Penn West Plaza	Toll Free: 1-888-770-2633
Suite 200, 207 - 9th Avenue SW	E-mail: investor_relations@pennwest.com
Calgary, Alberta T2P 1K3
Phone: 403-777-2500
Fax: 403-777-2699	Murray Nunns, President & CEO
Toll Free: 1-866-693-2707	Phone: 403-218-8939
Website: www.pennwest.com	E-mail: murray.nunns@pennwest.com

Clayton Paradis
Manager, Investor Relations
Phone: 403-539-6343
E-mail: clayton.paradis@pennwest.com